UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

GLG Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37929X 107

(CUSIP Number)

Pierre Lagrange
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention:  Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200

with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY  10112
Attention:  Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 37929X 107		Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Pierre Lagrange

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,441,433 shares1 2 3 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,623 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER 180,400 shares (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623 shares (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of outstanding shares of Common Stock4 (See Item 5)

14		TYPE OF REPORTING PERSON IN

1         Includes 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner.  Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares.  Mr. Lagrange disclaims beneficial ownership of these shares.

2         Includes an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Mr. Lagrange may be deemed to have beneficial ownership of these shares.  Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

3         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders' Warrants held by Martin E. Franklin which are not currently exercisable.

4         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”) and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.0%.

SCHEDULE 13D

CUSIP No. 37929X 107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lagrange GLG Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 62,932,628 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% of outstanding shares of Common Stock3 (See Item 5)

14	TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares.  The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders' Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., a wholly owned subsidiary of the Lagrange GLG Trust.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 19.9%.

SCHEDULE 13D

CUSIP No. 37929X 107		Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS G&S Trustees Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 62,932,628 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% of outstanding shares of Common Stock3 (See Item 5)

14		TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares.  G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders' Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 19.9%.

SCHEDULE 13D

CUSIP No. 37929X 107		Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Point Pleasant Ventures Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0-

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 62,932,628 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% of outstanding shares of Common Stock3 (See Item 5)

14		TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares.  Point Pleasant Ventures Ltd. is wholly owned by G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders' Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 19.9%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D dated November 13, 2007, as amended to date (the “Schedule 13D”), jointly filed by Pierre Lagrange, the Lagrange GLG Trust, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust (the “Lagrange Trustee”) and Point Pleasant Ventures Ltd. (each a “Reporting Person”), relates to  (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”), (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock, and (5) warrants to purchase shares of Common Stock.  The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.  This Amendment No. 6 is being filed to report the joinder of Martin E. Franklin (“Franklin”), a member of the Board of Directors of the Company, as a party to the Voting Agreement on February 12, 2010, as amended, (the “Franklin Joinder”).

Franklin beneficially owns 14,637,228 shares of Common Stock of the Company, representing 5.6% 1 of all outstanding shares of Common Stock, which shares are comprised of 5,798,668 shares of Common Stock, 4,738,560 warrants (the “Founders’ Warrants”) (exercisable as described below) to purchase 4,738,560 shares of Common Stock, 2,000,000 warrants (the “Co-Investment Warrants”) (exercisable as described below) to purchase 2,000,000 shares of Common Stock and 1,800,000 warrants (the “Sponsors’ Warrants”) (exercisable as described below) to purchase 1,800,000 shares of Common Stock over which Franklin has sole voting and dispositive power and 300,000 shares of restricted Common Stock, over which Franklin has sole voting power.  Each of the Founders’ Warrants, Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after November 2, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). Currently, the Founders’ Warrants are not exercisable.  The Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).

As a result of the Franklin Joinder, the aggregate number of shares held by the parties to the Voting Agreement and subject to the Voting Agreement increased.  Unless otherwise defined in this Amendment No. 6, capitalized terms have the meanings set forth in the Schedule 13D.

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and includes 2,000,000, 1,800,000 and 4,738,560 shares of Common Stock issuable upon exercise of Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, respectively, held by Mr. Franklin.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.6%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 7 of 12 Pages

The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to include the following information:

(a)           As a result of the terms of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 174,261,033 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes and 8,538,560 shares issuable upon exercise of Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares").  These Subject Shares represent approximately 53.1% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock and the exercise of all Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants held by the parties to the Voting Agreement).  The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:

Pierre Lagrange

(i)	Amount beneficially owned: 4,623 shares

(ii)	Percent of class: 0.0% of outstanding shares of Common Stock1

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,441,433 shares (consisting of (1) 174,261,033 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage for Mr. Lagrange would be 0.0%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 8 of 12 Pages

4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement and (2) 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP)3 4

(c)	Sole power to dispose or direct the disposition: 4,623 shares

(d)	Shared power to dispose or direct the disposition: 180,400 shares (consisting of 90,200 shares and 90,200 warrants)4

Lagrange GLG Trust

(i)
Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.5% of outstanding shares of Common Stock5

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote:  174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5)

2	The Founders’ Warrants are not currently exercisable.

3
The 174,261,033 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Mr. Lagrange may be deemed to have beneficial ownership of these shares.  Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

4
The 90,200 shares and 90,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner.  Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares.  Mr. Lagrange disclaims beneficial ownership of these shares.

5
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentages for the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 19.9%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 9 of 12 Pages

4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)6

(c)
Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(d)	Shared power to dispose or direct the disposition: -0-

G&S Trustees Limited

(i)
Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.5% of outstanding shares of Common Stock5

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote:  174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)7

(c)
Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

6
The 174,261,033 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares.  The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

7
The 174,261,033 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares.  G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 10 of 12 Pages

(d)	Shared power to dispose or direct the disposition: -0-

Point Pleasant Ventures Ltd.

(i)
Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.5% of outstanding shares of Common Stock5

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote:  174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)8

(c)
Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(d)	Shared power to dispose or direct the disposition: -0-

8
The 174,261,033 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares.  Point Pleasant Ventures Ltd. is wholly owned by the Lagrange GLG Trust and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 11 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following information under the heading “Voting Agreement”:

On February 12, 2010, the Voting Agreement was amended concurrently with the Franklin Joinder (the “Amendment and Joinder ”) to provide that Franklin (a) may at any time (i) transfer any or all of his Voting Stock to any Person or (ii) upon no less than 30 days written notice to all other Voting Agreement Parties, withdraw from the Voting Agreement, (b) shall not be subject to Section 4 (Drag-Along Rights) and Section 9.11 (Endorsement of Voting Stock Share Certificates) of the Voting Agreement and (c) will only indemnify other Stockholder Parties for breaches of the Voting Agreement by Franklin.  Except as described in the preceding sentence, all other provisions of the Voting Agreement are binding on Franklin for so long as he is a party to the Voting Agreement.  Upon Franklin’s transfer of Voting Stock, any proxy or power granted by Franklin will terminate with respect to the transferred Voting Stock and Franklin’s transferred Voting Stock will become free of any restrictions or obligations under the Voting Agreement. Upon Franklin’s withdrawal from the Voting Agreement, (1) any proxy or power granted by Franklin will terminate, (2) all of Franklin’s Voting Stock will become free of any restrictions or obligations under the Voting Agreement and (3) the amendments to the Voting Agreement described above will cease to have any force or effect.  All provisions of the Voting Agreement will continue in full force and effect with respect to all other Voting Agreement Parties.  The Voting Agreement was also amended to reflect the Company’s name change from Freedom Acquisition Holdings, Inc. to GLG Partners, Inc.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Amendment No. 1 and Joinder, dated as of February 12, 2010, among the Reporting Persons, the other Voting Agreement Parties and the Company included as Exhibit 10.1 to the Current Report on Form 8-K of the Company (File No. 001-33217) filed on February 19, 2010, is incorporated herein by reference.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010	/s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact for Pierre Lagrange

G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact

G&S Trustees Limited By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact Point Pleasant Ventures Ltd. By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact